UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 17, 2021

Live Oak Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Delaware	001-39755	85-2560226
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 S. Main Street, #2550
Memphis, TN 38103
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (901) 685-2865

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant	LOKB.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	LOKB	The New York Stock Exchange
Warrants, each exercisable for one share Class A Common Stock for $11.50 per share	LOKB WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Subscription Agreements

As previously announced, on May 6, 2021, Live Oak Acquisition Corp. II, a Delaware corporation (“LOKB”), Live Oak Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of LOKB (“Merger Sub”), and Navitas Semiconductor Limited, a private company limited by shares organized under the Laws of Ireland (“Navitas Ireland”) with a dual existence as a domesticated limited liability company in the State of Delaware as Navitas Semiconductor Ireland, LLC, a Delaware limited liability company (“Navitas Delaware” and, together with Navitas Ireland, the “Company”), entered into a business combination agreement and plan of reorganization (the “Business Combination Agreement”), pursuant to which, among other things, LOKB will be obligated to commence a tender offer for the entire issued share capital of Navitas Ireland other than certain Navitas Ireland Restricted Shares (as defined below) (the “Tender Offer”), and Merger Sub will merge with and into Navitas Delaware (the “Merger” and together with the other transactions related thereto, the “Proposed Transactions”), with Navitas Delaware surviving the Merger as a wholly owned subsidiary of LOKB, and as a result of the Tender Offer and the Merger, the Company will be a wholly owned direct subsidiary of LOKB.

As previously announced in connection with the execution of the Business Combination Agreement, on May 6, 2021, LOKB entered into separate subscription agreements (collectively, the “Signing Subscription Agreements”) with a number of investors (collectively, the “Signing Subscribers”), pursuant to which the Signing Subscribers agreed to purchase, and LOKB agreed to sell to the Signing Subscribers, an aggregate of 14,500,000 shares of LOKB Class A Common Stock (the “Signing PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $145,000,000, in a private placement (the “Signing PIPE”). On August 17, 2021, LOKB entered into a subscription agreement (the “Additional Subscription Agreement” and, together with the Signing Subscription Agreements, the “Subscription Agreements”) with China Ireland Growth Technology Fund II, L.P., an affiliate of an existing shareholder of the Company (the “Additional Subscriber” and, together with the Signing Subscribers, the “Subscribers”), pursuant to which the Additional Subscriber agreed to purchase, and LOKB agreed to sell to the Additional Subscriber, an aggregate of 1,000,000 shares of LOKB Class A Common Stock (the “Additional PIPE Shares” and, together with the Signing PIPE Shares, the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $10,000,000, in a private placement (the “Additional PIPE” and, together with the Signing PIPE, the “PIPE”).

The closing of the sale of the PIPE Shares pursuant to the Subscription Agreements will take place substantially concurrently with the closing of the Proposed Transactions (the “Closing”) and is contingent upon, among other customary closing conditions, the subsequent consummation of the Proposed Transactions. The purpose of the PIPE is to raise additional capital for use by the combined company following the Closing.

Pursuant to the Subscription Agreements, LOKB agreed that, within 30 calendar days after the consummation of the Proposed Transactions, LOKB will file with the Securities and Exchange Commission (the “SEC”) (at LOKB’s sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “PIPE Resale Registration Statement”), and LOKB will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, which is included as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Backstop Agreement

On August 20, 2021, LOKB entered into a backstop agreement (the “Backstop Agreement”) with Live Oak Sponsor Partners II, LLC, a Delaware limited liability company (our “Sponsor”) and Encompass Capital Advisors LLC, a Delaware limited liability company (“Encompass”), pursuant to which Encompass has agreed to direct certain managed accounts and/or fund entities for which it has investment discretion to offer to purchase up to 2,000,000 shares of LOKB Class A common stock (the “Class A Common Stock”) (the “Commitment Amount”) prior to the Closing.

Pursuant to the Backstop Agreement, Encompass agreed that it will direct certain managed accounts and/or fund entities for which it has investment discretion to satisfy the equity commitment up to the Commitment Amount in accordance with the terms of the Backstop Agreement by (a) purchasing shares in the open market at any time and from time to time on and after the filing of the Backstop Agreement by LOKB on Form 8-K until 5:00 PM Eastern Time (the “Deadline”) on the business day prior to the redemption deadline specified in the registration statement on Form S-4 (as amended to date, the “Registration Statement”) or (b) to the extent the number of shares of LOKB Class A Common Stock held in the aggregate through such managed accounts or fund entities at the Deadline does not equal or exceed the Commitment Amount, by offering to purchase shares of Class A Common Stock at a price not to exceed $10.02 per share from one or more third parties that have elected to redeem their public shares against the trust account that holds the proceeds (including interest not previously released to LOKB to pay its taxes) from LOKB’s initial public offering and a concurrent private placement of private placement warrants to our Sponsor (the “Trust Account”) in connection with the special meeting and require that, as a condition of such purchase, such third parties withdraw the shares of Class A Common Stock from redemption against the Trust Account in connection with the special meeting.

Encompass has agreed to vote any shares of Class A Common Stock held by Encompass as of the record date for the special meeting in favor of the Proposed Transactions and all other proposals to be presented at the special meeting, provided that such proposals have been approved and recommended by the LOKB Board for approval by LOKB’s stockholders. Encompass has also agreed to not redeem any shares of Class A Common Stock in connection with the Proposed Transactions.

In consideration of Encompass’s performance of the obligations described above and upon satisfaction (or, if applicable, waiver) of certain conditions set forth in the Backstop Agreement, promptly following the closing of the Proposed Transactions (but no later than one business day following such date), our Sponsor will transfer an aggregate of 1,500,000 private placement warrants to Encompass. Pursuant to the Backstop Agreement, LOKB agreed that, within 30 calendar days after the consummation of the Proposed Transactions, LOKB will file with the SEC (at LOKB’s sole cost and expense) a registration statement registering the resale or other disposition of the private placement warrants received by Encompass pursuant to the Backstop Agreement (including any shares of Class A Common Stock issued or issuable upon the exercise of any such private placement warrants). LOKB has agreed to use its commercially reasonable efforts to cause such registration statement to become effective by the SEC as soon as reasonably practicable after the filing thereof. In addition, Encompass will be entitled to customary piggyback registration rights.

LOKB and our Sponsor may enter into additional arrangements similar to the Backstop Agreement described above.

The foregoing description of the Backstop Agreement is qualified in its entirety by reference to the full text of the form of the Backstop Agreement, which is included as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities of LOKB that may be issued in connection with the Subscription Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the Proposed Transactions, LOKB has filed a registration statement on Form S-4 (as amended to date, the “Registration Statement”) with the SEC, which includes a proxy statement/prospectus of LOKB. LOKB also plans to file other documents with the SEC regarding the Proposed Transactions. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of LOKB. SHAREHOLDERS OF LOKB AND THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LOKB and the Company, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

LOKB and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of LOKB in connection with the Proposed Transactions. The Company and its officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of LOKB is set forth in the Registration Statement and in LOKB’s Annual Report on Form 10-K which was filed with the SEC on March 25, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are and will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact contained herein regarding the Proposed Transactions, the ability of the parties to consummate the Proposed Transactions, the benefits of the Proposed Transactions and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “plan,” “seek,” “expect,” “project,” “forecast,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

LOKB and the Company caution you that the forward-looking statements contained herein are subject to numerous risks and uncertainties, including the possibility that the expected growth of the Company’s business will not be realized, or will not be realized within the expected time period, due to, among other things: (i) the Company’s goals and strategies, future business development, financial condition and results of operations; (ii) the Company’s customer relationships and ability to retain and expand these customer relationships; (iii) the Company’s ability to accurately predict future revenues for the purpose of appropriately budgeting and adjusting the Company’s expenses; (iv) the Company’s ability to diversify its customer base and develop relationships in new markets; (v) the level of demand in the Company’s customers’ end markets; (vi) the Company’s ability to attract, train and retain key qualified personnel; (vii) changes in trade policies, including the imposition of tariffs; (viii) the impact of the COVID-19 pandemic on the Company’s business, results of operations and financial condition; (ix) the impact of the COVID-19 pandemic on the global economy; (x) the ability of the Company to maintain compliance with certain U.S. Government contracting requirements; (xi) regulatory developments in the United States and foreign countries; and (xii) the Company’s ability to protect its intellectual property rights. Forward-looking statements are also subject to additional risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of LOKB is not obtained; (iii) the outcome of any legal proceedings that may be instituted against LOKB or the Company following announcement of the Proposed Transactions; (iv) the risk that the Proposed Transactions disrupt LOKB’s or the Company’s current plans and operations as a result of the announcement of the Proposed Transactions; (v) costs related to the Proposed Transactions; (vi) failure to realize the anticipated benefits of the Proposed Transactions; (vii) risks relating to the uncertainty of the projected financial information with respect to the Company; (viii) risks related to the rollout of the Company’s business and the timing of expected business milestones; (ix) the effects of competition on the Company’s business; (x) the amount of redemption requests made by LOKB’s public stockholders; (xi) the ability of LOKB or the combined company to issue equity or equity-linked securities in connection with the Proposed Transactions or in the future; and (xii) those factors discussed in the Registration Statement and in LOKB’s final prospectus filed with the SEC on December 4, 2020 under the heading “Risk Factors” and other documents of LOKB filed, or to be filed, with the SEC.

If any of the risks described above materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by our forward-looking statements. There may be additional risks that neither LOKB nor the Company presently know or that LOKB and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect LOKB’s and the Company’s expectations, plans or forecasts of future events and views as of the date hereof. LOKB and the Company anticipate that subsequent events and developments will cause LOKB’s and the Company’s assessments to change. However, while LOKB and the Company may elect to update these forward-looking statements at some point in the future, LOKB and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing LOKB’s and the Company’s assessments as of any date subsequent to the date hereof. Accordingly, undue reliance should not be placed upon the forward-looking statements. Additional information concerning these and other factors that may impact LOKB’s expectations and projections can be found in the Registration Statement and in LOKB’s periodic filings with the SEC, including LOKB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020. LOKB’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit

10.1	Form of Subscription Agreement (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed with the SEC on May 7, 2021).

10.2	Backstop Agreement, dated as of August 20, 2021, by and among Live Oak Acquisition Corp. II, Live Oak Sponsor Partners II, LLC and Encompass Capital Advisors LLC.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIVE OAK ACQUISITION CORP. II

Date: August 23, 2021	By:	/s/ Andrea K. Tarbox
	Name:	Andrea K. Tarbox
	Title:	Chief Financial Officer

Exhibit 10.2

Execution Version

BACKSTOP AGREEMENT

This BACKSTOP AGREEMENT (this “Agreement”), dated as of August 20, 2021, is made by and among Live Oak Acquisition Corp. II, a Delaware corporation (“LOKB”), Live Oak Sponsor Partners II, LLC, a Delaware limited liability company (the “Sponsor”), and Encompass Capital Advisors LLC, a Delaware limited liability company (“Encompass”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, on May 6, 2021, LOKB, Live Oak Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of LOKB (“Merger Sub”), and Navitas Semiconductor Limited, a private company limited by shares organized under the laws of Ireland (“Navitas Ireland”) and domesticated in the State of Delaware as Navitas Semiconductor Ireland, LLC, a Delaware limited liability company (“Navitas Delaware” and, together with Navitas Ireland, “Navitas”), entered into a Business Combination Agreement and Plan of Reorganization (the “Business Combination Agreement”), whereby the parties intend to effect a business combination between LOKB and Navitas, on the terms and subject to the conditions set forth therein (collectively, the “Business Combination”);

WHEREAS, as of the date hereof, the Sponsor is the holder of record of private placement warrants (the “Warrants”) to purchase 4,666,667 shares of LOKB Class A Common Stock issued pursuant to the LOKB Warrant Agreement, having an exercise price of $11.50 per share (subject to customary adjustment as set forth in the LOKB Warrant Agreement) and an exercise period contemplated to (a) commence on the later of: (i) the date that is thirty (30) days after the first date on which the Company completes the Business Combination, and (ii) the date that is twelve (12) months from the date of the closing of LOKB’s initial public offering and (b) terminate on the date that is five (5) years from the Closing (subject to the terms and conditions of the LOKB Warrant Agreement), and which Warrants are not subject to redemption (except as set forth in Section 6.2 of the LOKB Warrant Agreement) and include provision for cashless exercise;

WHEREAS, in connection with the Business Combination, Encompass desires to backstop the equity of LOKB by agreeing to offer to purchase up to 2,000,000 shares of LOKB Class A Common Stock subject to the terms and conditions of this Agreement, and Sponsor seeks to obtain an equity commitment whereby Encompass agrees to offer to purchase up to 2,000,000 shares of LOKB Class A Common Stock (such maximum amount, the “Commitment Amount”) immediately prior to the closing of the Business Combination and that such shares of LOKB Class A Common Stock have not been or will not be redeemed against the Trust Account in connection with the special meeting (the “Special Meeting”) of stockholders of LOKB to vote on the proposals set forth in LOKB’s registration statement on Form S-4 initially filed with the SEC on June 8, 2021 (as may be amended, revised, or supplemented from time to time, the “Registration/Proxy Statement”); and

WHEREAS, in consideration of Encompass’s commitment to offer to purchase shares pursuant to this Agreement, the Sponsor desires to transfer an aggregate of 1,500,000 of the Warrants to Encompass upon the closing of the Business Combination.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

ENCOMPASS COMMITMENT

1.1 Encompass agrees that it shall (i) satisfy its equity commitment up to the Commitment Amount in accordance with the terms of this Agreement by (a) purchasing shares in the open market at any time and from time to time on and after the filing of this Agreement by LOKB on Form 8-K until 5:00 PM Eastern Time (the “Deadline”) on the Business Day prior to the redemption deadline specified in the Registration/Proxy Statement or (b) to the extent the number of shares of LOKB Class A Common Stock held by Encompass (through one or more of its managed accounts or fund entities) at the Deadline does not equal or exceed the Commitment Amount, by offering to purchase shares of LOKB Class A Common Stock at a price not to exceed $10.02 per share (subject to customary equitable adjustment in the case of any stock split, stock dividend or similar event) from one or more third parties that have elected to redeem their public shares against the Trust Account in connection with the Special Meeting and require that, as a condition of such purchase, such third parties withdraw the shares of LOKB Class A Common Stock from redemption against the Trust Account in connection with the Special Meeting. Upon the request of the Sponsor, whether in advance of the anticipated closing date of the Business Combination or as of the closing date of the Business Combination, Encompass shall provide all documentary evidence reasonably requested by the Sponsor, including a broker certification, to confirm that (x) Encompass has complied with its commitment pursuant to this Section 1.1 and (y) that to the extent any shares of LOKB Class A Common Stock were purchased pursuant to (b) above, that such shares of LOKB Class A Common Stock have been effectively withdrawn from redemption against the Trust Account in connection with the Special Meeting.

1.2 The obligation of Encompass pursuant to Section 1.1 of this Agreement shall be subject to the satisfaction, or valid waiver by Encompass, of the condition that: (a) no Material Adverse Change shall have occurred; (b) all representations and warranties of the Sponsor and LOKB contained in this Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) at and as of the date of this Agreement and as of the Deadline (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) as of such date); and (c) each of LOKB and the Sponsor having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it.

1.3 LOKB and the Sponsor acknowledge and agree that Encompass may satisfy its commitment hereunder by directing any managed accounts or fund entities for which Encompass exercises investment discretion to satisfy the obligations set forth in Section 1.1.

ARTICLE II

ADDITIONAL AGREEMENTS OF ENCOMPASS

2.1 Encompass shall vote any shares of LOKB Class A Common Stock held by an Encompass Party (as defined below) as of the record date for the Special Meeting in favor of the Business Combination and all other proposals to be presented at the Special Meeting, provided that such proposals have been approved and recommended by the LOKB Board for approval by LOKB’s stockholders.

2.2 Encompass shall not redeem any shares of LOKB Class A Common Stock in connection with the Business Combination.

2.3 Encompass hereby agrees that, from the date of this Agreement until the Closing Date, neither Encompass nor any person or entity acting on behalf of Encompass or pursuant to any understanding with Encompass will engage in any hedging transactions or Short Sales with respect to securities of the Company. For purposes of this Section 2.3, “Short Sales” shall include, without limitation, (i) all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, (ii) all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage or other similar financing arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and (iii) sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

2.4 Encompass agrees to be bound by (i) the transfer restrictions in the LOKB Warrant Agreement, (ii) Section 7(b) of the Letter Agreement (subject to Section 7(c) of the Letter Agreement), and (iii) Section 6(b) of the Letter Agreement (to the extent applicable to breaches of Sections 1 and 7(b) of the Letter Agreement).

ARTICLE III

COMMITMENT FEE

3.1 In consideration of Encompass’s performance of its obligations described herein and upon satisfaction (or, if applicable, waiver) of the conditions set forth in Section 3.2 of this Agreement, promptly following the closing of the Business Combination (but no later than one (1) Business Day following such date), the Sponsor shall transfer an aggregate of 1,500,000 Warrants to Encompass. Encompass may designate any managed accounts or fund entities for which Encompass exercises investment discretion to receive such number of the commitment fee Warrants to be issued pursuant to this Agreement as Encompass may direct in writing to the Sponsor no later than three (3) business days prior to Closing.

3.2 The obligation of the Sponsor pursuant to Section 3.1 of this Agreement shall be subject to the satisfaction, or valid waiver by the Sponsor, of the conditions that:

(a) the Closing shall have occurred;

(b) all representations and warranties of Encompass contained in this Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) as of such date); and

(c) Encompass shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Sponsor. The Sponsor represents and warrants as of the date hereof and as of the Deadline to Encompass as follows:

(a) The Sponsor is duly organized, validly existing and in good standing under the laws of the State of Delaware, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within the Sponsor’s limited liability company powers and have been duly authorized by all necessary limited liability company actions on the part of the Sponsor. This Agreement has been duly executed and delivered by the Sponsor and, assuming due authorization, execution and delivery by Encompass, this Agreement constitutes a legally valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

(b) The Sponsor is the record owner, and has good and marketable title to, all of the Warrants. There are no Liens or any other limitations or restrictions affecting any of the Warrants, other than such limitations or restrictions that exist pursuant to (i) this Agreement, (ii) the Organizational Documents of LOKB, (iii) the Business Combination Agreement, (iv) the Letter Agreement, (v) the LOKB Warrant Agreement or (vi) any applicable securities laws. Any Encompass Party receiving a Warrant pursuant to this Agreement shall in such respect be a Permitted Transferee pursuant to the LOKB Warrant Agreement.

(c) The execution and delivery of this Agreement by the Sponsor does not, and the performance by the Sponsor of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of the Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any person, in each case to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Agreement. The Sponsor has full right and power to enter into this Agreement.

(d) The Sponsor is not engaged in a distribution, as such term is used in Regulation M under the Exchange Act, of any securities of LOKB. The Sponsor shall not engage in any such distribution until after the Closing.

(e) The Sponsor is not entering into the transactions contemplated by this Agreement to create actual or apparent trading activity in the LOKB Class A Common Stock (or any security convertible into or exchangeable for LOKB Class A Common Stock) or to raise or depress or otherwise manipulate the price of the LOKB Class A Common Stock (or any security convertible into or exchangeable for the LOKB Class A Common Stock) or otherwise in violation of the Exchange Act. The Sponsor has not entered into or altered, and agrees that the Sponsor will not enter into or alter, any corresponding or hedging transaction or position with respect to the LOKB Class A Common Stock.

4.2 Representations and Warranties of LOKB. LOKB represents and warrants as of the date hereof and as of the Deadline to the Sponsor and to Encompass as follows:

(a) The Warrants are validly issued, fully paid and non-assessable and not subject to any preemptive rights.

(b) The LOKB Warrant Agreement constitutes a legal, valid and binding obligation of LOKB, enforceable against LOKB in accordance with its terms subject to the Remedies Exceptions.

(c) LOKB management and its representatives and advisors have undertaken customary and commercially reasonable efforts in its business, legal, accounting and other due diligence investigation in determining that Navitas was and continues to be an appropriate target for business combination.

(d) No event or series of related events that has caused or would reasonably be expected to cause, individually or in the aggregate, a Material Adverse Change, has occurred or is continuing.

4.3 Representations and Warranties of Encompass. Encompass represents and warrants as of the date hereof to the Sponsor as follows:

(a) Encompass is duly organized, validly existing and in good standing under the laws of Delaware, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within Encompass’s limited liability company powers and have been duly authorized by all necessary limited liability company actions on the part of Encompass. This Agreement has been duly executed and delivered by Encompass and, assuming due authorization, execution and delivery by the Sponsor, this Agreement constitutes a legally valid and binding obligation of Encompass, enforceable against Encompass in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

(b) No Conflicts. The execution and delivery of this Agreement by Encompass does not, and the performance by Encompass of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of Encompass or (ii) require any consent or approval that has not been given or other action that has not been taken by any person, in each case to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Encompass of its obligations under this Agreement. Encompass has full right and power to enter into this Agreement.

(c) Each of the managed accounts and fund entities over which Encompass has investment discretion and that are the subject of Section 3.1 of this Agreement is an “accredited investor” as such term is defined in Rule 501(a)(3) of Regulation D under the Securities Act, and neither Encompass nor any of the managed accounts or fund entities referred to above have experienced a disqualifying event as enumerated pursuant to Rule 506(d) of Regulation D under the Securities Act.

(d) Encompass understands that any Warrants that may be transferred to Encompass (or managed accounts or fund entities) pursuant to this Agreement are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Warrants have not been registered under the Securities Act. Encompass understands that the Warrants may not be offered, resold, transferred, pledged or otherwise disposed of by Encompass (or managed accounts or fund entities) absent an effective registration statement under the Securities Act, except pursuant to an applicable exemption from the registration requirements of the Securities Act, and in accordance with any applicable securities laws of the applicable states and other jurisdictions of the United States, and that any certificates or book entry records representing the Warrants shall contain a restrictive legend to such effect. Encompass acknowledges and agrees that the Warrants will be subject to these securities law transfer restrictions and, as a result of these transfer restrictions, Encompass may not be able to readily resell the Warrants and may be required to bear the financial risk of an investment in the Warrants for an indefinite period of time. Encompass understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Warrants.

(e) In making its decision to invest in the Warrants, Encompass has relied solely upon independent investigation made by Encompass and the Sponsor’s representations, warranties and covenants contained herein. Encompass has not relied on any statements or other information provided by anyone other than the Sponsor concerning Navitas, LOKB, the Business Combination, the Warrants or the offer of the Warrants. Encompass acknowledges and agrees that Encompass has received and has had an adequate opportunity to review such financial and other information as Encompass deems necessary in order to make an investment decision with respect to the Warrants, including with respect to Navitas, LOKB and the Business Combination, and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to Encompass’s investment in the Warrants. Encompass represents and agrees that Encompass and Encompass’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Encompass and such undersigned’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Warrants. Without limiting the generality of the foregoing, Encompass acknowledges that it has reviewed LOKB’s filings with the SEC.

(f) Encompass became aware of the offering of the Warrants solely by means of direct contact between Encompass and the Sponsor or its representatives or affiliates. Encompass did not become aware of the offering of the Warrants, nor were the Warrants offered to Encompass, by any other means. Encompass acknowledges that Warrants (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(g) Encompass acknowledges that it is aware that there are substantial risks incident to the ownership of the Warrants. Encompass has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Warrants, and Encompass has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Encompass has considered necessary to make an informed investment decision.

(h) Encompass has adequately analyzed and fully considered the risks of an investment in the Warrants and determined that the Warrants are a suitable investment for Encompass and that Encompass is able at this time and in the foreseeable future to bear the economic risk of a total loss of Encompass’s investment in the Warrants. Encompass acknowledges specifically that a possibility of total loss exists.

(i) Encompass understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Warrants or made any findings or determination as to the fairness of this investment.

(j) The fund entities and managed accounts for which Encompass has investment discretion in the aggregate have sufficient funds to purchase the LOKB Class A Common Stock pursuant to Article I of this Agreement.

(k) No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with this Agreement.

(l) Encompass is not entering into the transactions contemplated by this Agreement to create actual or apparent trading activity in the LOKB Class A Common Stock (or any security convertible into or exchangeable for LOKB Class A Common Stock) or to raise or depress or otherwise manipulate the price of the LOKB Class A Common Stock (or any security convertible into or exchangeable for the LOKB Class A Common Stock) or otherwise in violation of the Exchange Act. Encompass has not entered into or altered, and agrees that Encompass will not enter into or alter, any corresponding or hedging transaction or position with respect to the LOKB Class A Common Stock.

ARTICLE V

MISCELLANEOUS

5.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect only automatically upon (i) the termination of the Business Combination Agreement in accordance with its terms, (ii) if the Closing has not occurred by October 31, 2021, written notice from Encompass electing to terminate the Agreement, (iii) if a Material Adverse Change has occurred, written notice from Encompass electing to terminate this Agreement (which right shall be in addition to and without prejudice to the condition to Encompass’ obligation set forth in Section 1.2(a)), or (iv) upon the written agreement of LOKB, the Sponsor and Encompass. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any person in respect hereof or the transactions contemplated hereby. This Article V shall survive the termination of this Agreement.

5.2 Trust Account Waiver. Encompass acknowledges that LOKB is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving LOKB and one or more businesses or assets. Encompass further acknowledges that, as described in LOKB’s prospectus relating to its initial public offering dated December 2, 2020 (the “Prospectus”) available at www.sec.gov, substantially all of LOKB’s assets consist of the cash proceeds of LOKB’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in the Trust Account for the benefit of LOKB, its public stockholders and the underwriters of LOKB’s initial public offering. For and in consideration of LOKB and the Sponsor entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, Encompass hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account for any reason whatsoever.

5.3 Public Disclosure. Notwithstanding anything in this Agreement to the contrary, LOKB shall have the right to publicly disclose the name of Encompass, its investment adviser or any of their respective affiliates, Encompass’s beneficial ownership of Warrants and LOKB Class A Common Stock, or the nature of Encompass’s commitments, arrangements and understandings under and relating to this Agreement in any press release issued by LOKB, any Form 8-K filed by LOKB with the SEC in connection with the execution and delivery of this Agreement and any registration statement filed or amended on or after the date of this Agreement. Encompass shall promptly provide any information reasonably requested by LOKB for any regulatory application or filing made or approval sought in connection with the Business Combination (including filings with the SEC). Prior to making any such public disclosure, LOKB and the Sponsor shall use commercially reasonable efforts to (i) provide Encompass with three business days to review the portion of any public filing, press release or other public disclosure that refers directly to Encompass’ commitment pursuant to this Agreement and (ii) incorporate any reasonable comments received from Encompass or its representatives within such three business day period as to such public disclosures referring directly to Encompass’ commitment pursuant to this Agreement (it being understood, however, that with respect to the initial public disclosure as to the existence of this Agreement, such three-business day period may be reduced by LOKB and the Sponsor to a one-business day period).

5.4 Governing Law. This Agreement, the rights and duties of the parties hereto, and any disputes (whether in contract, tort or statute) arising out of, under or in connection with this Agreement will be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction.

The parties irrevocably and unconditionally submit to the exclusive jurisdiction of the United States District Court for the District of Delaware or, if such court does not have jurisdiction, the Delaware state courts located in Wilmington, Delaware, in any action arising out of or relating to this Agreement. The parties irrevocably agree that all such claims shall be heard and determined in such a Delaware federal or state court, and that such jurisdiction of such courts with respect thereto will be exclusive. Each party hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding arising out of or relating to this Agreement that it is not subject to such jurisdiction, or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 5.12 or in such other manner as may be permitted by law, will be valid and sufficient service thereof.

5.5 Waiver of Jury Trial. To the extent not prohibited by applicable law that cannot be waived, each of the parties hereto irrevocably waives any right it may have to trial by jury in respect of any litigation based on, arising out of, under or in connection with this Agreement or any course of conduct, course of dealing, verbal or written statement or action of any party hereto or thereto, in each case, whether now existing or hereafter arising, and whether in contract, tort, statute, equity or otherwise. Each party hereby further agrees and consents that any such litigation shall be decided by court trial without a jury and that the parties to this Agreement may file a copy of this Agreement with any court as written evidence of the consent of the parties to the waiver of their right to trial by jury.

5.6 Registration Rights. LOKB agrees that, within thirty (30) calendar days after the consummation of the Business Combination, LOKB will file with the SEC (at LOKB’s sole cost and expense) a registration statement registering the resale or other disposition of the Warrants pursuant to this Agreement (including any shares of LOKB Class A Common Stock issued or issuable upon the exercise of any such Warrants) (a “Shelf Registration”). LOKB shall use its commercially reasonable efforts to cause such Shelf Registration to become effective by the SEC as soon as reasonably practicable after the filing thereof. In addition, if, at any time on or after the date LOKB consummates the Business Combination LOKB proposes to consummate an Underwritten Offering (as defined in the Registration Rights Agreement) for its own account or for the account of stockholders of LOKB, then LOKB shall give written notice of such proposed action to Encompass consistent with the notice periods provided with respect to any Piggyback Registration (as defined in the Registration Rights Agreement) under the Registration Rights Agreement and the opportunity to include the Warrants received pursuant to this Agreement (including any shares of LOKB Class A Common Stock issued or issuable upon the exercise of any such Warrants) in such Underwritten Offering, subject to cutback and piggyback priority terms with respect to any Piggyback Registration set forth in the Registration Rights Agreement. LOKB’s obligations to include the Warrants received pursuant to this Agreement (including any shares of LOKB Class A Common Stock issued or issuable upon the exercise of any such Warrants) in a Shelf Registration or in any Underwritten Offering pursuant to this Section 5.6 are contingent upon Encompass furnishing in writing to LOKB such information regarding Encompass, the securities of LOKB held by Encompass (or fund entities or managed accounts for which Encompass has investment discretion) and the intended method of disposition of the securities as shall be reasonably requested by LOKB to effect the registration of the securities, and Encompass (or, as applicable, fund entities or managed accounts for which Encompass has investment discretion (together with Encompass, the “Encompass Parties”)) shall execute such documents in connection with such Shelf Registration or in any Underwritten Offering as LOKB may reasonably request that are customary of a selling stockholder in similar situations, including, among other things, providing that LOKB shall be entitled to postpone and suspend the effectiveness or use of the Shelf Registration during any customary blackout or similar period, or, in the case of an Underwritten Offering, that the undersigned will deliver the lock-up agreement required under Section 3.3 of the Registration Rights Agreement. Except for the transfer restrictions applicable to the Warrants set forth in the LOKB Warrant Agreement and Section 7(b) (subject to Section 7(c)) of the Letter Agreement as they exist on the date hereof, LOKB shall ensure that, subject to any registration for resale that may be required in accordance with this Section 5.6, the Warrants shall be freely saleable by the Encompass Parties. Subject to Encompass’s compliance with this Agreement, LOKB hereby expressly agrees (i) to perform the covenants contained in this Section 5.6 and (ii) that (A) it shall not facilitate the resale registration of Warrants or other equity securities in LOKB that are held by any other person earlier than the registration of Warrants issued to the Encompass Parties hereunder and (B) the Encompass Parties shall have the same rights and conditions with respect to the resale registration of Warrants or other equity securities in LOKB as set forth in the Registration Rights Agreement as the other parties to the Registration Rights Agreement with respect to the Warrants received pursuant to this Agreement and any common stock, except that the Encompass Parties shall not have demand rights to underwritten offerings. Any subsequent amendments to the Registration Rights Agreement, or the rights or conditions contained therein, shall apply to the Encompass Parties who still hold securities except that to the extent that any such amendments would have an adverse impact on any such Encompass Party, such amendment shall not apply without the prior consent of such Encompass Party.

5.7 Form W-9. The applicable Encompass Parties shall, on or prior to the Closing, execute and deliver to Sponsor the Form W-9 in the form attached hereto Exhibit A.

5.8 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the non-assigning parties hereto.

5.9 Specific Performance. The parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that monetary damages may not be an adequate remedy for such breach and the non-breaching party shall be entitled to seek injunctive relief, in addition to any other remedy that such party may have in law or in equity, and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware.

5.10 Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by the parties hereto.

5.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

5.12 Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given (a) if personally delivered, on the date of delivery; (b) if delivered by express courier service of national standing for next day delivery (with charges prepaid), on the Business Day following the date of delivery to such courier service; (c) if delivered by telecopy (with confirmation of delivery), on the date of transmission if on a Business Day before 5:00 p.m. local time of the recipient party (otherwise on the next succeeding Business Day); (d) if delivered by electronic mail, on the date of transmission if on a Business Day before 5:00 p.m. local time of the business address of the recipient party (otherwise on the next succeeding Business Day); and (e) if deposited in the United States mail, first-class postage prepaid, on the date of delivery, in each case to the appropriate addresses or facsimile numbers set forth below (or to such other addresses or facsimile numbers as a party may designate by notice to the other parties in accordance with this Section 5.12):

If to LOKB:

Live Oak Acquisition Corp. II

40 S Main Street, Suite 2550

Memphis, Tennessee 38103

Attention: Rick Hendrix

Email: rhendrix@liveoakmp.com

in each case, with a copy (which shall not constitute notice) to:

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, TX 77002

Attention: Sarah Morgan

Email: smorgan@velaw.com

If to the Sponsor:

Live Oak Sponsor Partners II, LLC

40 S Main Street, Suite 2550

Memphis, Tennessee 38103

Attention: Rick Hendrix

Email: rhendrix@liveoakmp.com

in each case, with a copy (which shall not constitute notice) to:

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, TX 77002

Attention: Sarah Morgan

Email: smorgan@velaw.com

If to Encompass:

Encompass Capital Advisors LLC

200 Park Avenue, 11th Floor,

New York, NY 10166

Attention: Larry Kassman

Email: LKassman@encompasscap.com

with a copy to (which will not constitute notice):

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, NY 10019

Attention: Mitchell Raab

Email: mraab@olshanlaw.com

5.13 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by facsimile or electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

5.14 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

5.15 Material Adverse Change. In the event of (i) any material adverse change to the business, financials, operations or prospects of Navitas or (ii) the occurrence of any event that has a material adverse effect on the ability of LOKB and the Sponsor to consummate the Business Combination (a “Material Adverse Change”), LOKB and the Sponsor shall notify Encompass in writing within one (1) business day of the occurrence thereof. No failure by LOKB and/or the Sponsor to give notice hereunder shall in any way determine that a Material Adverse Change has not occurred or affect in any way the right of Encompass to terminate this Agreement upon the occurrence of a Material Adverse Change in accordance with Section 5.1(iii).

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have each caused this Backstop Agreement to be duly executed as of the date first written above.

LOKB:

LIVE OAK ACQUISITION CORP. II

By:	/s/ Richard J. Hendrix
Name:	Richard J. Hendrix
Title:	Chief Executive Officer

THE SPONSOR:

LIVE OAK SPONSOR PARTNERS II, LLC

By:	/s/ Richard J. Hendrix
Name:	Richard J. Hendrix
Title:	Managing Member

ENCOMPASS:

ENCOMPASS CAPITAL ADVISORS LLC

By:	/s/ Larry Kassman
Name:	Larry Kassman
Title:	Chief Financial Officer

Exhibit A

Form W-9

[Intentionally omitted.]